

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 18, 2006

Mr. Douglas S. Levell
President, CEO and Financial Officer
Argenta Systems, Inc.
132 – 2220 Shannon Ridge Drive
Kelowna, BC, Canada V4T 2Y6

Re: Argenta Systems, Inc.
Form 10-KSB for the year ended December 31, 2005
Filed March 31, 2006
Forms 10-QSB for the quarters ended March 31 and June 30, 2006
Filed May 11 and August 11, 2006
File No. 0-32541

Dear Mr. Levell:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2005 Form 10-KSB
Item 1 – Description of Business, page 4

1.   Please revise your description of business and throughout your document to clearly differentiate between Argenta Systems' current activities and those which are planned for future periods. For example: although the third paragraph under "The License" indicates that the company and its customers will be able to request quotes and custom

> labeled products, i.e., in the future, it further states that three labeling options are available to customers, i.e., in the present. The disclosure goes on to indicate details of product availability and ordering as if these were current activities.

2.   Please revise your description of business and throughout your document to clarify whether the website, "Vitamineralherb.com" belongs to and is operated and maintained by Argenta Systems, or some other entity. Describe the relationship of any other entity. Also, clarify whether such site is currently in operation. The staff was unable to access same at the present time. You disclosure in the final paragraph under the "License" heading suggests that the website has not yet been set up, yet disclosure in Milestone 4 under the Plan of Operation heading states that a fully functional website was launched in April 2005.

Financial Statements, page F-1
Impairment Loss on Website Development Costs, page F-3

3.   Please provide a note to the financial statements to explain the $590 in amortization and $1,910 written off for website development costs during the year ended December 31, 2005. It is also not clear if such costs relate to any of the company's licensing agreements.

4.   Please tell us why the company apparently recognized approximately $2,500 in intangible assets during the quarter ended June 30, 2005 and then wrote off such assets during the fourth quarter ended December 31, 2005. It is not clear if such costs relate to development of the company's website or to any of the company's licensing agreements. It is also not clear what events took place subsequent to the third quarter that caused the impairment. We also note no restatement of the financial statements for these periods for correction of an error.

Summary of Significant Accounting Policies
Note 2(i) Revenue Recognition, page F-7

5.   Please expand your disclosure regarding revenue recognition to explain the company's performance obligations, customary terms of sales, significant assumptions, and how the net amounts are calculated. Explain the terms of sale and company policy for any customer returns, discounts, rebates, and sales incentives. Explain how you determine collectibility of the sales price given the short operating history.

6.   Please tell us why the company apparently recognized $564 in revenues for energy drink sales during the quarter ended June 30, 2005 and $282 in returns of energy drink during the quarter ended September 30, 2005. It appears that the June 30 revenues

should not have been recognized at that time if returns could not be reasonably estimated. We also note no restatement of the financial statements for these periods for correction of an error. Please advise.

Item 8A – Controls and Procedures, page 24

7.   Please revise your disclosure concerning changes in internal control over financial reporting to address the fourth quarter of the fiscal year ended December 31, 2005. Refer to Item 308(c) of Regulation S-B.

Exhibit 31

8.   We note multiple differences between the language of your certification and the language that is required by Item 601(b)(31) of Regulation S-B. Please revise your certification accordingly. To the extent that additional disclosures are required to make the certification accurate, provide such disclosures under Item 8A. Specifically, the following deficiencies should be corrected:

- Your disclosure in paragraph 4(a) should be revised to refer to this "annual" report rather than this "quarterly" report.
- Paragraph 4 should be revised to clarify that Mr. Levell is the sole certifying officer (i.e., that he is both CEO and CFO) and should also refer to the correct citation for the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).
- Paragraphs 4(b) and 4(c) should be combined and revised to state that you have evaluated the effectiveness of the registrant's disclosure controls and procedures and presented your conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report (not within a date within 90 days of the filing date).
- Paragraph 4(d) is omitted which should indicate that you have disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant' most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
- If you intend to provide the information required by paragraph 5, it must agree, with no exceptions, with the required disclosures of Item 601(b)(31) of Regulation S-B. For example, Paragraph 5(a) should state that *all material weaknesses*, as well as significant deficiencies, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information, have been disclosed. Please correct this and all other discrepancies.
- Delete Paragraph 6.

9.   The comments in the above section regarding management's certifications in Exhibit 31 also apply to the company's Forms 10-QSB for the quarters ended March 31 and June 30, 2006. Please revise your disclosures accordingly.

Closing Comments

10.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Maureen Bauer at 202-551-3237 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies